03032793

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

No.03/DIR/1622

Jakarta, October 15, 2003

File Number :
82-34694

Securities and Exchange Commission
Division of Corporation Action
450 Fifth Street
Washington, DC 20549
USA

SUPPL

RECD S.E.C.
OCT 2 0 2003
1086

Re: PT Bank Buana Indonesia Tbk.
Rule 12g-3-2(b) Exemption File No. 82-34694

Dear Sir/Madam,

Pursuant to Rule 12-3-2(b)(1), please find enclosed the following documents to supplement the information previously provided with respect to PT Bank Buana Indonesia Tbk's (the "Company") request for exemption under Rule 12g3-2(b):

NO	DOCUMENTS*	DATED
1	Additional Shares Listing Request of PT Bank Buana Indonesia Tbk.	October 7, 2003
2	Use of Proceed of Right Issue	October 9, 2003

* *Translation or summary translation attached*

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Should you have any queries, please do not hesitate to contact one of the following personnel:

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

1. Mr. Maruba Sihaloho, Senior Vice President
   Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : corsec@bankbuana.com
   Phone : +62 21 6330585, #3400
   Fax : + 62 21 6312340

2. Mrs .....

PT BANK BUANA INDONESIA Tbk.
KANTOR DIREKSI
Jl. Gajah Mada No. 1A
Tel. : 63865908, 63865927
Fax.: 6324467, 6322373

File Number :
82-34694

2. Mrs. Juliana Samudro, Vice President
   Deputy Head of Corporate Secretary Division
   PT Bank Buana Indonesia Tbk.
   Jl. Gajah Mada No. 1A
   Jakarta Pusat 10130, Indonesia
   E-mail : julianasamudro@bankbuana.com
   Phone : +62 21 6330585 #3456
   Fax : +62 21 6312340

For future reference, please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to the above mentioned names.

Yours truly,
PT BANK BUANA INDONESIA Tbk.
Board of Directors,

BANK BUANA INDONESIA Tbk. DIREKSI JAKARTA

Safrullah Hadi Saleh   Pardi Kendy

No.03/SHM/439

File Number :
82-34694

Jakarta, October 7, 2003

Attachment 1/2

PT Bursa Efek Jakarta
Gedung Bursa Efek Jakarta Lt 1., Tower 1
Jl. Jend Sudirman Kav. 52-53
Jakarta 12190

Re: Additional Shares Listing Request of PT Bank Buana Indonesia Tbk.

Dear Sir/Madam,

In line with the Bank's plan to distribute 959,549,650 Bonus Shares and 306,091,338 Share Dividend or 1,265,640,988 shares in total in approval of the schedule of distribution has been obtained through JSX Letter No. S-1546/BEJ-PSJ/09-2003 dated September 29, 2003 on Distribution Schedule of Cash Dividend Interim, Share Dividend, and Bonus Shares of PT Bank Buana Indonesia Tbk. and in accordance to the Government Regulation No. 29,1999 on Acquirement of Public Bank Shares as a implementation of Rule No. 10, 1998 on Amendment of Rule No. 7, 1992 which stated that at least 1% of Bank's Share should not be listed in the Stock Exchange, we would like to request additional shares of 1,252,984,580 shares to be listed .

With this additional shares , the Bank's Capital Structure before and after the share listing would be as follows:

I. Before Additional Shares Listing

Information	Shares	Nominal (Rp)
Authorized Capital	7,200,000,000	1,800,000,000,000
Issued and paid-in share capital	3,722,471,012	930,617,753,000
Listed Shares	3,685,246,300	921,311,575,000
Un-listed Shares	37,224,712	9,306,178,000
Un-issued Shares	3,477,528,988	869,382,247,000

II. After Additional Shares Listing

Information	Shares	Nominal (Rp)
Authorized Capital	7,200,000,000	1,800,000,000,000
Issued and paid-in share capital	4,988,112,000	1,247,028,000,000
Listed Shares	4,938,230,880	1,234,557,720,000
Un-listed Shares	49,881,120	12,470,280,000
Un-issued Shares	2,211,888,000	552,972,000,000

Please........

File Number :
82-34694

Attachment 1/2

Please be informed accordingly.

Yours truly,
PT Bank Buana Indonesia Tbk.
Head Office,

Maruba Sihaloho Juliana Samudro

File Number :
82-34694

Attachment 2/2

No.03/DIR/1606

Jakarta, October 9, 2003

Indonesian Capital Market Supervisory Board (Bapepam)
Gedung Baru, Departemen Keuangan RI
Jln. Dr.Wahidin No.1
Jakarta

Re: Use of Proceed of Right Issue

In line with the Bapepam's Rule No. X.K.4 attachment of the Decision of the Chairman of Bapepam No: Kep- 81/PM/1996 dated on January 17, 1996, which is amended to No: Kep-15/PM/1997 dated on April 30, 1997, please acknowledge the use of proceed of PT Bank Buana Indonesia Tbk. Right Issue as follows:

I. Right Issue I

The use of Right Issue I proceed (July 1- September 30, 2003):

No	Information	Total (In Million Rupiah)
1	Balance as of June 30, 2003	14,984.32
2	Use of Proceed (July 1 – September 30, 2003)	8,701.71
3	**Balance as of September 30, 2003**	**6,282.61**

Balance of Rp 6,282.61 million would be allocated for Human Resources Quality Improvement

II. Right Issue II

The use of Right Issue II proceed (July 1- September 30, 2003):

No	Information	Total (In Million Rupiah)
1	Balance as of June 30, 2003	158,805.63
2	Use of Proceed (July 1 – September 30, 2003)	112,720.39
3	**Balance as of September 30, 2003**	**46,085.24**

Balance of Rp 46,085.24 million would be allocated for Information Technology Development

Total……..

File Number :
82-34694

Attachment 2/2

Total balance of Right Issue I and Right Issue II for Rp. 52,367.85 million has been invested in the Marketable Securities.

For reference, attachment of Bapepam's Rule No. X.K.4 is enclosed.

Please be informed accordingly.

Yours truly,
PT. BANK BUANA INDONESIA Tbk.
Board of Directors,

Safrullah Hadi Saleh   Eddy Muljanto

FORM NUMBER : X.K.4

File Number :
82-34694

Attachment
Rule Number X.K.4

Attachment 2/2

Use of Proceeds of Right Issue

Name of Issuer PT Bank Buana Indonesia Tbk.
Line of Business Public National Bank
Telephone (021) 633-0585; 6386 - 5927
Facsimile (021) 631-2340

(In Million Rupiah)

No	Type of Public Offering	Effective Date	Proceeds from Public Offering			The Use of Proceeds according to the Prospectus					The actual use of Proceeds from Public Offering					Balance
			Proceeds from Initial Public Offering (IPO)	Cost of the Public Offering	Net Proceed	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	Expansion		Improvement in Human Resources Quality	Short and Medium term Loan Expansion	Total	
						Branch Office	Technology				Branch Office	Technology				
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
						(5%)	(5%)		(90%)							
I	IPO	June 27, 2000	135,800.00	15,233.04	120,566.96	6,028.35	6,028.35	0.00	108,510.26	120,566.96	6,028.35	6,028.35	0.00	108,510.26	108,510.26	0.00
						(20%)	(20%)	(10%)	(50%)							
II	Right Issue I	August 26, 2002	124,082.37	2,006.84	122,075.53	24,415.11	24,415.11	12,207.55	61,037.76	0.00	0.00	0.00	0.00	0.00	0.00	122,075.53
Cost of Public Offering (revised)			124,082.37	1,994.84	122,087.53	24,417.51	24,417.51	12,208.75	61,043.76	122,087.53	0.00	0.00	0.00	0.00	0.00	122,087.53
Period : October 1, 2002 - December, 31 2002 :											4,741.38	12,226.99	1,955.43	239,020.59	257,945.39	42,119.97
Period : Januari 1, 2003 - Maret 31, 2003											7,711.48	2,380.99	1,371.38	0.00	11,463.85	30,656.12
Period : April 1 - June 30, 2003											11,561.98	4,014.29	95.52	0.00	15,671.79	14,984.32
Period : Juli 1- September 30, 2003											402.66	5,795.23	2503.82	0.00	8,701.71	6,282.61
							(20%)		(80%)							
III	Right Issue II	April 24, 2003	268,017.91	7,779.43	260,238.49		52,047.70		208,190.79	260,238.49		0.00		101,432.85	101,432.85	158,805.64
Period : Juli 1- September 30, 2003												5,962.45		106,757.94	112,720.39	46,085.24
Total																**52,367.85**

Jakarta, October 9, 2003
PT BANK BUANA INDONESIA Tbk.

Safrullah Hadi Saleh Eddy Muljanto